June 14, 2010

VIA EDGAR AND E-MAIL

Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	American Capital, Ltd. Registration Statement on Form N-2
(File Nos. 333-166396; 814-00149)

Dear Ms. Cole:

American Capital, Ltd. (the “Company”), has filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the referenced registration statement (the “Registration Statement”), which was initially filed with the Commission on April 29, 2010. We also submit herewith three courtesy copies of the Registration Statement, which copies are marked to show the Company’s revisions to the initial filing.

The numbered paragraphs below respond to the comments of the staff of the Commission (the “Staff”) contained in your May 24, 2010, letter to the Company (the “Comment Letter”). In each numbered paragraph, we have set forth the Staff’s comment followed by the Company’s response thereto. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

Prospectus

1.	Summary (page 4)—In the Going Concern paragraph, include a statement that the Company’s public accounting firm has concluded that substantial doubt exists about the Company’s ability to continue as a going concern.

The Company has added the requested disclosure on page 4 of the Pre-Effective Amendment.

2.

Risk Factors (page 19)—The disclosure in this section states that the Company has obtained shareholder approval to sell shares of its common stock below net asset value (NAV). Please confirm in your response that the Company will include information in future

Mary Cole, Esq.

June 14, 2010

prospectus supplements about the potential dilution, including a table showing the effects of dilution when shares are sold at 5, 10, 15 and 20 percent.

The Company confirms that it will provide additional disclosure in its prospectus supplements relating to the Registration Statement about the potential dilution from selling shares of its common stock below NAV, including a table showing the effects of dilution when shares are sold at 5, 10, 15 and 20 percent discounts to NAV.

3.	Operating Expenses (page 34)—The table on salaries, benefits and stock-based compensation shows that incentive compensation in 2009 increased by $29 million from 2008, despite the fact that the Company experienced realized gains in 2008 of $32 million and realized losses in 2009 of $825 million. The disclosure under the table explains that the increase in incentive compensation was the result of “retention bonus accruals implemented in 2009.” In your response letter, please provide information about the factors the board considered in approving the retention bonuses.

The Board of Directors of the Company approved the retention payment program in early 2009 because of the critical need to implement measures to retain key employees to enable the Company to continue to operate and manage its investment portfolio effectively in the current economic environment. Historically, a significant amount of the compensation of the Company’s employees has been in the form of equity incentive compensation and incentive cash payments. The Company and its Board of Directors believe that such incentive compensation is necessary to help attract, motivate and retain outstanding officers and employees and to align further their interests with those of its stockholders. However, due to significant fluctuations and the decline in the Company’s stock price, the value of its employees’ past equity incentive compensation declined dramatically. The Company also significantly reduced its incentive cash payments to employees and officers in 2008, and downsized considerably in 2008 and 2009, reducing the amount of its workforce by 380 employees as of December 31, 2009, or 55%, and the number of its offices by 50% since its peak in the first quarter of 2008. These events took place in the context of the global financial crisis and the Company’s default on $2.4 billion of unsecured debt and resulting negotiations with its creditor groups. Because such circumstances could cause the loss of key employees who had concerns about the future viability of the Company and the availability of employment at market-level compensation, the Board of Directors established the retention bonus program to continue to motivate and retain its remaining employees.

Under the retention bonus program, the Company agreed to pay all of its officers and employees one-half of their 2009 respective target incentive cash payment amounts in quarterly installments, subject to certain conditions. However, although the retention payments for our named executive officers were also contingent upon the Company’s

Mary Cole, Esq.

June 14, 2010

achievement of certain performance goals established by the Compensation Committee of the Board of Directors as more fully described in the Registration Statement on page SAI-12, the retention payments were generally not related to individual or Company performance, but solely for retention purposes. Consequently, the Company’s officers and employees were required under the program to reimburse the Company for the amount of their respective retention payments in the event of such employee’s resignation or termination by the Company for cause prior to March 31, 2010.

We also note that the remaining portion of each employee’s 2009 target incentive cash payment continued to be discretionary and based on individual and/or Company performance. In fact, the Company did not make any additional incentive cash payments for 2009 and, thus, employees received far less incentive compensation in 2009 than they were eligible to earn.

Financial Statements

4.	Note 4 Investments—Certain investments have been excluded from the tables on pages F-54 and F-55. In your letter, please explain the appropriateness of these exclusions.

The Company has excluded its derivative and option agreements and investments in European Capital Limited (“European Capital”) and collateralized loan obligation (“CLO”) and collateralized debt obligation (“CDO”) securities from the table summarizing the Company’s investments by industry in Note 4 to the Company’s consolidated financial statements for the year ended December 31, 2009, and its derivative and option agreements and CLO and CDO securities from the table summarizing its investments by geographic location, because the Company does not believe these categories are relevant to such types of investments as discussed more fully below.

First, the Company has entered into its derivative agreements primarily to manage interest rate risk and to also fulfill its contractual obligations under the terms of its asset securitizations, not for speculative purposes. Thus, based on the nature of these investments, a specific industry or geographic category is not applicable to them. Additionally, as disclosed in Note 18 to the Company’s consolidated financial statements, European Capital is a non-registered investment company incorporated in Guernsey which invests in and sponsors management and employee buyouts, invests in private equity buyouts and provides capital directly to private and mid-sized publicly companies in various industries, primarily in Europe. Because European Capital’s investment portfolio is primarily comprised of investments in numerous companies in diverse industries, the Company does not believe that its investment in European Capital is properly categorized by any single industry. The Company, though, includes European Capital in its geographic diversification table in Note 4 as an international investment.

Mary Cole, Esq.

June 14, 2010

Finally, the Company’s CLO and CDO investments are generally in the most subordinate non-rated tranches in CLOs and CDOs, which are secured primarily by diverse pools of commercial loans to companies in various industries and geographic locations. Because these pools generally do not have a specific geographic or industry focus, the Company believes that inclusion of these investments in particular industry or geographic categories would not be meaningful. The Company, thus, also does not believe that a specific industry or geographic category is applicable to these types of investments.

5.	Note 5 Borrowings—The financial statements show a value for debt obligations using GAAP while the note on page F-56 shows a different value determined in accordance with “ASC 820.” The same is true for “Credit Risk-Related Contingent Features” (the financial statements show one value while note 14 on pages F-73 and F-74 show a value based on ASC 820. In your response, please explain the purpose of the notes using a different valuation procedure from GAAP.

The Company’s debt obligations are recorded at cost on the Company’s consolidated financial statements because it did not elect to record its debt obligations at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which is codified in Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 825, Financial Instruments (“ASC 825”). However, in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments, which is codified in ASC 825, the Company is required to provide disclosure of the fair value of its financial instruments, including its debt obligations that are not recorded at fair value on the consolidated financial statements. In determining the fair value of its debt obligations for disclosure, the Company is required to determine the fair value in accordance with SFAS No. 157, Fair Value Measurements, which is codified in FASB ASC Topic No. 820, Fair Value Measurements and Disclosures (“ASC 820”). Thus, in accordance with generally accepted accounting principles (“GAAP”), the Company has provided supplemental disclosure of the GAAP fair value of its debt obligations.

In addition, the Company’s interest rate swap agreements are derivatives, which are recorded at fair value on the consolidated financial statements in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is codified in FASB ASC Topic No. 815, Derivatives and Hedging (“ASC 815”). The Company is required to determine the fair value of its derivative agreements in accordance with ASC 820. Moreover, in accordance with SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is codified in ASC 815, the Company also provides supplemental disclosure of its derivative agreements including the fair value of its derivative agreements with credit risk-related contingent features. The fair value of the Company’s derivative agreements with credit risk-related contingent features disclosed in Note 14 is the same fair value of the derivatives included on the Company’s consolidated financial statements.

Mary Cole, Esq.

June 14, 2010

Thus, based on the foregoing, the Company believes that the valuation procedures used to determine the fair value of its debt obligations and derivatives are in accordance with GAAP under ASC 820.

6.	In your response please confirm that there have been no changes in the companies that are consolidated with the Company.

The Company confirms that there have been no changes in the companies that are consolidated with the Company.

General

7.	We may have additional comments on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

* * * * *

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of our responses to the Comment Letter, please contact Cydonii V. Fairfax at (301) 841-1384 or me at (301) 841-1405.

Mary Cole, Esq.

June 14, 2010

Sincerely,

Samuel A. Flax

Executive Vice President, General Counsel,

Chief Compliance Officer and Secretary

cc:	Richard Baltz, Esq.
Darren Skinner, Esq.